EXHIBIT 2.1

CONSENT TO CONVERSION AND NOTICE OF CONVERSION

This Consent to Conversion and Notice of Conversion relates to the Promissory Notes of Recruiter.com Group, Inc., a Nevada corporation (the “Company”), originally issued to Parrut. Inc pursuant to that certain acquisition agreement dated as of July 7, 2021 (collectively, the “Purchase Agreement”) in the original principal amounts of one million seven hundred fifty thousand United States Dollars ($1,750,000) (the “Note”).

On October 19, 2022, Parrut agreed to subordinate the Note to a promissory note issued to Montage Capital II, L.P. In return, we restructured the payment schedule for the Parrut note, which was set to mature on August 31, 2023, and bears interest at 12%. On August 31, 2023, we did not make payments of amounts due under the note and defaulted with Parrut.

 The Company hereby authorizes and consents to the conversion of an aggregate of two hundred forty-five thousand eight hundred eighty-four United States Dollars and fifty-three cents ($245,884.53) of the Note to 160,709 shares of the Company's common stock, representing a conversion price of $1.46 per share. The Note, including any and all accrued interest and penalties to date, shall be considered paid in full and there are no other amounts due whatsoever.

The undersigned hereby elects to convert the full remaining Note balance into shares of common stock of the Company according to the conditions hereof, as of the date written below. If shares of common stock are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged to the holder for any conversion, except for such transfer taxes, if any.

The undersigned agrees to comply with the prospectus delivery requirements under the applicable securities laws in connection with any transfer of the aforesaid shares of Common Stock.

Conversion calculations:

Date to Effect Conversion: March 27, 2024

Amount of Note to be Converted: $245,884.53

Number of shares of common stock to be issued: 168,414